Galt Petroleum, Inc.
175 South Main Street
15th Floor
Salt Lake City, Utah 84111

February 12, 2013

Securities and Exchange Commission
Attn:  Roger Schwall, Assistance Director; Caroline Kim, Staff Attorney; Laura Nicholson, Staff Attorney
Division of Corporation Finance
Washington, D.C. 20549

RE:	Galt Petroleum, Inc. Registration Statement on Form S-1 Filed January 22, 2012 File No. 333-182600

Dear Mr. Schwall, Ms. Kim, and Ms. Nicholson,

Per Ms. Kim’s conversations with our counsel on February 8, 2013 and February 12, 2013, we respond as follows to the comments in your letter dated February 8, 2013, and respectfully request that we include the below revisions in our Prospectus rather than a Form S-1 amendment, which Prospectus we will undertake to file within a week of effectiveness:

Use of Proceeds, page 18

1.
We note your reference in your Use of Proceeds table to development of existing wells and development of additional wells, and we also note your statement at page 23, “As funds permit, Galt plans to first bring 16 more of its existing wells to production status and then to invest in additional leases with mature wells.” Please expand your disclosures to discuss these plans in more detail. Please also disclose your proposed timetable for such plans.

RESPONSE:  In response to your comment, we would propose revising the Use of Proceeds section, second paragraph, and the Plan of Operation section as follows:

Use of Proceeds, Second Paragraph:

We anticipate that the net proceeds of the Offering will be used primarily to increase revenues by allowing us to use the proceeds to retire debt, increase development/reactivation of our existing wells~~,~~ and/or invest in and develop/reactivate ~~further~~ additional wells (once we have $300,000 in available funds, we will invest in additional wells prior to increasing development of our existing wells—see Plan of Operation section on page 23 for more details), pay consulting fees for engineering and other services (including to the related parties owned by the directors of the Company described on page 36 herein), initiate the process of taking the company public via the Over-The-Counter Bulletin Board, pay other general administrative expenses, and be used as working capital. The precise amounts that the Company will devote to its programs will vary depending on numerous factors, including but not limited to, the progress and results of its research and assessments as to the market potential of its proposal to develop the business. In the event that we sell less than the maximum shares offered in this Primary Offering, the first priority for the use of the proceeds is to pay fees associated with registration and becoming a publicly traded company. The following table summarizes how we will use the gross proceeds of the Primary Offering, depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in the Primary Offering:

SEC Response Letter
Galt Petroleum, Inc.
February 12, 2013

Plan of Operation:

Galt Petroleum, Inc. was incorporated under the laws of the State of Nevada on August 29, 2011.  Galt currently has leasehold rights to 54 existing oil wells, 24 of which are producing.  Each of these 24 producing wells produces on average one-half a barrel of oil per day.  All of the Galt’s wells have been worked by prior operators and are considered to be near the end of their useful lives or ending their production curve. As funds permit, Galt plans to ~~first~~ bring 16 more of its existing wells to production status and ~~then to~~ invest in additional leases with mature wells.

Rehabilitation of an existing well to production status typically costs anywhere from $2,000 to $30,000 per well. We anticipate that it will cost $125,000 to bring 16 of our existing wells to production status. As there are several leases with mature wells in our area of operation with a lease acquisition cost of $100,000 to $150,000, whose wells could be brought to production status for an additional $150,000 to $200,000 and likely produce significantly more cumulative barrels per day than the existing 16 wells would if they were producing (over 2 barrels per day per well versus less than one-half a barrel per day per well for the existing 16 wells), we anticipate using $300,000 in available funds to acquire a second lease and rehabilitate the wells on it prior to bringing our 16 existing wells to production status. Additional funds available thereafter would then be used to develop our 16 existing wells and then to acquire additional leases with mature wells.  Our timetable for investing in and developing additional wells and/or developing our existing wells is wholly dependent on the level of additional funds available for such operations.  If $300,000 in funds were available, we would invest in additional wells and rehabilitate those wells within the next 12 months.  Otherwise, we will only engage in rehabilitation of our existing wells within the next 12 months.

We thank you for your review and sincerely appreciate your assistance.  If you have any questions or concerns, please contact our counsel, Lance Brunson at Vincent & Rees, via telephone at (801) 303-5737.  Thank you for your assistance and review.

Sincerely,

/s/ Cary Valerio
Cary Valerio
President